

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

<u>Via E-mail</u>
Mr. Jeffrey H. Cooper
Senior Vice President and Chief Financial Officer
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

Re: **BioMarin Pharmaceutical Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 22, 2012
        File No. 000-26727

Dear Mr. Cooper:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief